Exhibit 14.1

Pentair

Code of Conduct

Win Right

CODE OF BUSINESS CONDUCT AND ETHICS

As an independent, publicly owned company, Pentair created this Code to guide its development and the conduct of its business.

We will manage our businesses according to the highest business, ethical, moral and civic standards that apply to a public company.

We will operate our businesses to earn the respect of our shareholders, employees, plant communities, customers, suppliers and all others with a stake in our success.

We intend to make Pentair a top-performing company, managed and operated for the long-term benefit of all its constituents.

The Code of Business Conduct and Ethics is the foundation for numerous specific practices, policies and guidelines that determine how Pentair and its employees conduct their day-to-day business. The Code is intended to set the tone and spirit for how Pentair operates. As a company, by following the spirit of the Code, Pentair will create an operating environment where management sets clear goals, company leadership is engaged, and all operations are accountable for their performance and practices. Our business style will be practical, with an emphasis on openness, informality and candid, conversational exchanges among employees. And we will expect all employees equally to uphold the Company’s standards for ethics, integrity and work practices.

The Code is not intended to address every conceivable situation that might occur. Supplementing the Code are numerous detailed documents that cover specific practices or legal statements governing how Pentair and its employees conduct business. These documents include, but are not limited to, rules, regulations, laws and Company policies covering such areas as employment practices, legal conduct of business transactions, environmental protection and use of controlled substances.

All references in the Code of Business Conduct & Ethics to employees, shall mean directors, officers and employees of Pentair, Inc. (including its subsidiaries). The provisions of the Code of Business Conduct & Ethics may be changed or waived only by the Board of Directors of the Company, or by the Governance Committee of the Board. Such changes or waivers granted to officers or directors of the Company shall be promptly published and reported to the Company’s shareholders.

The following sections describe how Pentair employees should exercise the Code in various key areas related to Pentair people, property and the conduct of its business.

Pentair People

Respect for People

Pentair and its employees will respect the dignity and self-worth of everyone involved with the Company and will comply with all applicable laws governing fair employment practices, employee privacy and workplace safety.

Employees will be given the chance to achieve their best performance in a fair, challenging, objective and cooperative work environment where communication is encouraged and supervisors or managers are accountable for the performance and development of the employees assigned to them.

Employees also will not engage in harassment, such as offensive or intimidating behavior, language and other unwanted actions that are illegal or inappropriate. If you’re unsure of what harassment is, consult your supervisor and use your common sense. Pentair employees also are responsible for reporting any harassment they are aware of.

Diversity

Pentair respects and values diversity in its employees, customers, suppliers and others in the global marketplace. This Company is committed to hiring people on the basis of ability, experience, compatibility and integrity without regard to age, race, gender, national origin, religion, physical or mental disability, sexual orientation, or any other legally protected personal characteristic.

Safety

Pentair employees are entitled to a safe and secure workplace. The Company is committed to having in place appropriate safety rules, practices and procedures with firm and fair enforcement and will communicate these rules, practices and procedures to all employees.

Substance Abuse

Creating a safe, healthy environment means illegal drugs and alcohol do not belong in the Pentair workplace. Pentair policy prohibits the use, storage or possession of illegal drugs on Company property or by Pentair employees at any time. Employees may not report to work while under the influence of illegal drugs or alcohol. Pentair employees also may not use legal drugs unsafely or improperly on the premises. And they may not bring certain other legal substances or materials — such as weapons, drug paraphernalia or intoxicating beverages — unless the Company first authorizes it.

Because of the serious safety issues that illegal or abused substances and materials can pose, the Company has the right to test employees for illegal or unauthorized substances and will search Pentair premises for them when it deems necessary.

Living & Working Ethically

Conflicts of Interest

In business, every Pentair employee’s primary responsibility is to the Company, and they must avoid creating or entering situations that conflict with that obligation. A conflict of interest exists when employees engage in any activity that uses their business ties with Pentair for personal gain, or puts them in a position that lends itself to improper influence — even if none actually occurs.

What might constitute a conflict of interest, or the appearance of one? You may have a conflict if you:

•	Consult with or work for a Pentair competitor, supplier or customer.

•	Own either directly or indirectly a significant financial interest in any business that does or seeks to do business with Pentair or wants to become a competitor.

•	Hire or use family members or close personal friends as Pentair contractors, suppliers or employees.

•	Have a romantic relationship with a supervisor or a subordinate.

•	Use corporate assets, including the Company’s time, name, information, equipment or facilities, for unauthorized personal use.

•	Misuse information that you obtain in the course of your employment with Pentair.

Any employee who encounters a situation that might create a conflict of interest or the appearance of one should consult his or her supervisor.

Business Gifts

A business gift is any item or service that you get in connection with your work for Pentair: meals; cocktails; discounts; complimentary or discounted products and services; event tickets; transportation, and sometimes incentive or reward trips. Cash is never considered a proper business gift.

When is it acceptable to give or receive such gifts? That is covered by the same principles of honesty and integrity that govern all actions by Pentair employees. A modest gift may be acceptable if the giver or receiver can answer “yes” to such questions as:

•	Is it legal?

•	Is this type of gift customary or reasonable given the situation and marketplace in which it’s being given?

•	Is it reasonable in cost, quantity and frequency?

•	Would the gift avoid creating an improper obligation, or the appearance of improper influence, to the giver or receiver?

•	Would public scrutiny of this gift embarrass me or the Company?

Protecting the Environment

Pentair will strive to operate with the highest regard for the environment, managing our products, operations and raw materials in a safe and environmentally sound manner.

Accurate and Honest Reporting

The Code requires all employees to record information accurately and honestly, whether it’s a time card, accident report or financial statement. These principles apply when complying with internal recordkeeping policies as well as the numerous local, state and federal laws governing Pentair’s recordkeeping and public reporting of financial, safety and other information.

These principles have become even more important because of the obligations all public companies now have under the Sarbanes-Oxley Act, which makes senior management directly accountable for the accuracy of their company’s financial reporting

Legal Obligations and Compliance

Pentair and its employees will obey the laws and regulations that affect them in every location, foreign and domestic, in which they operate or do business. This is a foundation for the principles that enable Pentair to succeed as a business while upholding the company’s corporate values.

Individual employees will be responsible for making themselves aware of and understanding all laws, business requirements and business practices that affect their operations and areas of responsibilities. Many of these laws enforce behavior that is consistent already with the principles of the Pentair Code of Business Conduct and Ethics. These include but are not limited to laws and regulations:

•	Prohibiting unfair competition.

•	Prohibiting stock trading based on illegal “insider” information.

•	Governing how we conduct business with government agencies or other public entities.

•	Prohibiting payment of bribes or kickbacks, including improper payments or gifts to government officials.

•	Prohibiting misleading or false advertising and marketing claims about Pentair’s products or those of our competitors.

•	Requiring specific standards of environmental protection.

•	Requiring accuracy and honesty in financial reporting and accounting.

If you are unsure of particular laws or whether they apply to your area of responsibilities, consult Pentair’s Legal Department. Pentair also has adopted specific policies for guidance in the preceding areas, including policies for Antitrust Compliance, Foreign Corrupt Practices Act Compliance and Securities Trades by Pentair Personnel.

Pentair Property

Protecting Corporate Information

Some of Pentair’s most valuable property is proprietary information: information or data that belongs to the company. This might be:

•	Insider financial and corporate information, or “tips,” that when disclosed could affect the Company’s stock price.

•	Intellectual property such as patents, trademarks and copyrights, including inventions and ideas that employees create in the course of their work for Pentair.

•	Trade secrets such as data about Pentair customers, pricing, sales marketing plans, product information, contract details or technical specifications.

•	Internal confidential information, including your employee records, internal correspondence such as memos or e-mails, even computer passwords and telephone voice mails.

All employees have the legal and ethical obligation to protect such company information, even once they leave Pentair employment. This means sharing it only with properly authorized people inside or outside of the company. It also is unethical and improper to use private company information for your personal benefit or the benefit of people outside of Pentair, including taking personal advantage of potential Company business opportunities you discover through your work for Pentair

Unauthorized Use of Corporate Assets

Every employee is obligated to protect Pentair’s assets and may not use them for personal reasons. This includes the use of office supplies and equipment, company buildings and corporate funds such as expense money.

Public Communications

While protecting corporate information, Pentair also will provide open, accurate and consistent communications with the public. However, only Company-authorized spokespeople may respond to requests for information or comments from the news media, members of the public, investors, or any outside government or private agencies. If you get an inquiry from a reporter while walking to your car, for example, you should only direct them to the corporate communications or public affairs department.

Ethical Use of Others’ Information

Treating information ethically also means Pentair will respect the information or intellectual property of others and will not knowingly infringe upon it or gather and use such information illegally.

Pentair Global Business

Pentair truly is a global company and as such will respect and value all of the diverse communities in which we operate. We will strive to be sensitive to the cultures and customs of those communities, and to abide by the letter and spirit of the laws governing each location in which we do business.

Anti-Bribery

“Pentair is committed to obey the law in all countries where the Company does business. Pentair rejects and prohibits Bribery. Bribery is the offering, giving, receiving or soliciting of an Improper Payment.

An Improper Payment:

•	is the making, providing offering or authorizing of any item of value to influence the actions of the person who receives it in ways not consistent with the duties of that person.

•

May consist of anything of value, including any money, goods, right in action, property, privilege, compensation, object of value, advantage or any promise or undertaking to induct or influence any action, vote, or other undertaking of the recipient.

Bribery may produce an enormously negative impact on the reputation of Pentair and its employees and may seriously disrupt Pentair business operations.

Pentair Prohibits Bribery:

•	anywhere in the world,

•	in connection with any kind of business,

•	directly by Pentair personnel or through intermediaries or third parties,

•	to government or private individuals.”

Other International Business Practices

In addition to the Foreign Corrupt Practices Act, there are a number of key areas where U.S. law applies internationally. These include:

Accounting - Because Pentair is a U.S. publicly held corporation, the Company will conform to U.S. generally accepted accounting principles in all operations worldwide. All payments, transactions and accounts worldwide must be correctly and truthfully recorded and reported.

Anti-Boycott - Pentair employees and agents may not cooperate in any way with an unsanctioned foreign boycott of countries friendly to the United States. Employees should promptly send any request for information or action that seems to relate to this or any other illegal boycott to the Company’s Legal Department.

Export Control and Import Laws - Pentair and its employees will comply with all U.S. export control and import laws and regulations that govern the exportation and importation of commodities and technical data. It is illegal for a U.S. person (an individual or a corporation) to engage in any kind of transaction with a party that is identified by the U.S. Government as a specially designated, denied or debarred party; therefore, Pentair businesses must screen all prospective customers to ensure that they do not do business with any such parties. Export control laws also restrict exports of certain technologies, including technology that could have significant military end uses and products or technology that could be used in the design, development or production of chemical, biological or nuclear weapons or missile systems. Pentair businesses must obtain appropriate export licenses and other government approvals prior to exporting products and technology controlled by the U.S. Government. Employees who are not sure of the legal trade status of any country or technology should contact the Company’s Legal Department.

Reporting and Compliance

Every Pentair employee is responsible for being familiar with the principles of this Code and for ensuring they stay up to date on changes in it. As a company, Pentair may have the need to revise the Code at any given time to adjust for changing laws and other circumstances. If you have any questions or doubts about what you need to know and what your responsibilities are, please ask your supervisor.

Managers & Supervisors

Besides being accountable to the Code, managers and supervisors are responsible not only for making sure their employees understand these principles but also for reporting and helping to correct violations.

Each Pentair supervisor and manager must be an example for those in their group. They must know this Code of Business Conduct & Ethics, other Pentair policies and procedures and any business unit policies that apply to their area of responsibility, and they must make sure that the employees on their teams understand them.

Managers and supervisors must also know how to recognize potential integrity and compliance issues that may affect their areas. In addition, they must create and maintain a workplace where employees, consultants and contractors know that they are expected to act ethically and legally.

Employees

Everyone has a responsibility to report in a timely fashion any violations of the Company’s Code of Business Conduct & Ethics. Employees may raise good faith questions or concerns about any ethical or legal issue without fear of retaliation. The same applies to employees who participate in investigations of potential violations. Retaliation means taking actions that are materially adverse to an employee as a result of that employee reporting his/her good faith concerns or participating in investigations of potential violations. This includes actions that could deter someone from making or supporting reports of potential violations, whether or not the actions result in a loss of pay, benefits, or any other privileges of employment, and whether or not they are related to employment or the workplace. The Company expects employees to cooperate fully in any investigation of a potential violation.

Employees who need guidance on a legal or ethical question or who know about an illegal or unethical activity should seek the counsel of their supervisor. If they are uncomfortable approaching the supervisor, employees should consult higher management or the Company’s Legal Department.

Employees who are not comfortable approaching their supervisors also may use the Pentair Helpline, a toll-free phone line or web address for reporting potential violations. Information may be given anonymously, and in all cases when legally possible the caller’s identity will be protected. All Ethics Helpline contact details can be found in the Resource Section of the Code on pages 17-18.

Certification

Pentair requires each employee to sign a statement certifying that they have received and read the Code and understand their responsibilities under it. Any questions related to the Code should be brought up with your supervisors. You may also use the Helpline for such questions. This certification is important because it states that the employee is not aware of any Code violations that they have not reported appropriately.

Investigations & Corrective Action

The Company will investigate all reports of alleged violations and will treat those reports confidentially to the extent consistent with corporate interests and legal obligations. If the results of an investigation indicate that corrective action is required, the Company will decide the appropriate steps to take, including employee discipline, dismissal and possible legal proceedings. If appropriate, Pentair may turn the investigation over to applicable outside authorities, and outside investigators may assist in the inquiry.

Response and Discipline for Violations

Each employee is responsible for conducting himself or herself according to legal and ethical standards. No one has the authority to make another employee violate the Company’s Code of Business Conduct & Ethics, and any attempt to direct or otherwise influence someone else to commit a violation is a violation in itself. Employees who violate provisions outlined in this Code of Business Conduct & Ethics could be subject to appropriate disciplinary action, including termination.

Employees who violate this Code of Business Conduct & Ethics may also be subject to substantial criminal fines, prison terms and civil damages for also violating laws and government regulations.

Other Corporate Policies

Besides the general principles provided in this Code, Pentair has adopted detailed policies for specific guidance in a number of areas. These include policies for: Antitrust Compliance, Foreign Corrupt Practices Act Compliance, Securities Trades by Pentair Personnel, Inventions, Trade Secrets & Proprietary Information and Use of Electronic Systems.

Copies of these policies are available through your local management or the Company’s Legal Department, who can answer any questions you have about them.